EXHIBIT 99.1

FDA Accepts for Filing Intellipharmaceutics' ANDA for Generic Protonix(R)

TORONTO, Oct. 18, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced that the Food and Drug Administration (FDA) has accepted for filing its abbreviated new drug application (ANDA) for a generic version of Protonix® (delayed release pantoprazole sodium). Protonix inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. Sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion in 2009.

"FDA acceptance of filing of our ANDA for generic Protonix is a key milestone and is representative of the impressive progress we continue to make at Intellipharmaceutics," commented Dr. Isa Odidi, CEO and Co-Chief Scientific Officer of Intellipharmaceutics. "Our generic products under review with the FDA now include generic versions of Protonix DR, Effexor XR, and Focalin XR, and when taken together with our abuse-deterrent Rexista oxycodone program, I believe our Company is very well positioned to realize significant value for our shareholders."

Intellipharmaceutics endeavors to develop its pipeline products to an advanced stage after which it seeks commercialization and distribution partners for its products. No assurance can be given as to when or if the FDA will approve the Company's applications for its products.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com